November 28,
2005


Mail Stop 4561

Arthur Davis
2533 North Carson Street
Carson City, Nevada  89706

      Re:	ATM Financial Corporation
		Form 10-KSB for the year ended December 31, 2004
	Form 10-QSB for the quarters ended March 31, 2005, June 30, 2005, and September 30, 2005
		File No. 333-103647

Dear Mr. Davis:

      We have reviewed your filing above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

      Where indicated, we think you should revise your documents in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-QSB for the period ending March 31, 2005

Item 1 - Financial Statements

Statement of Operations

1. We noted that you recognized a debt settlement gain of $10,665 as of March 31, 2005. Tell us how this debt was settled. We note that you did not record a cash outflow for the repayment of debt in your
Statement of Cash Flows. Please clarify if these amounts were forgiven or repaid and the terms that support the gain recognized in your financial statements.


Item 3 - Controls and Procedures

2. Reference is made to Item 3 within Forms 10-QSBfor the periods March 31, 2005, June 30, 2005, and September 30, 2005. We noted that you evaluated disclosure controls and procedures within 90 days prior to the filing date. In future filings, the disclosure should be made to conclude on the effectiveness as of the end of the period covered by the report in accordance with the requirements in Item 307 of Regulation S-B. Please confirm you will revise your disclosures in future filings.

3. Reference is made to Item 3 within Forms 10-QSB for the periods March 31, 2005, June 30, 2005, and September 30, 2005. We note your statement that your chief executive officer and your chief financial officer "have concluded that said information was accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure." It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective. Clarify to us your officers` conclusions regarding the effectiveness of your disclosure controls and procedures and revise in future filings. Also, advise us if you plan to revise your disclosures in future filings.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.


      You may contact Yolanda Crittendon, Staff Accountant, at
(202)
551-3472 or the undersigned at (202) 551-3413 if you have questions.



							Sincerely,



            Cicely Luckey
      Branch Chief



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Arthur Davis
ATM Financial Corporation
November 29, 2005
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